# SELKIRK INVESTMENTS, INC.

**Financial Statements
and Independent Registered
Auditor's Report**

**June 30, 2025**

Goldman & Company, CPA's PC
3535 Roswell Road, Suite 32
Marietta, GA 30062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Selkirk Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

421 W Riverside Ave, Suite 1020B
(No. and Street)

Spokane (City) WA (State) 99201 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert B. Clark (Name) 509-777-2900 (Area Code – Telephone Number) rclark@selkirkinvest.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd, Suite 32 (Address) Marietta (City) GA (State) 30062 (Zip Code)

06/25/2009 (Date of Registration with PCAOB)(if applicable) 1952 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Robert B. Clark, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Selkirk Investments, Inc, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

D L BOONE
COMMISSION EXPIRES
NOTARY
21519
PUBLIC
10-10-27
STATE OF WASHINGTON

Signature: ____________________

Title: President

____________________
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# SELKIRK INVESTMENTS, INC.

## TABLE OF CONTENTS

## Report of Independent Registered Public Accounting Firm

To the Shareholder of
Selkirk Investments, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc. as of June 30, 2025, and the related statements of operations, changes in stockholder's equity, statement of changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Selkirk Investments, Inc.'s management. Our responsibility is to express an opinion on Selkirk Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule of Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Selkirk Investments, Inc.'s financial statements. The supplemental information is the responsibility of Selkirk Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the Schedule of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as Selkirk Investments, Inc.'s auditor since 2023.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
August 29, 2025

1

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

# SELKIRK INVESTMENTS, INC.
## Statement of Financial Condition
### June 30, 2025

**ASSETS**

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 73,538 |
| Deposits with clearing broker | | 52,763 |
| Deposits with CRD | | 317 |
| Accounts receivable | | 55,623 |
| Officer advances | | 3,506 |
| Intangible Asset, net of accumulated amortization | | 36,464 |
| Rights of Use Asset, net of accumulated amortization | | 5,976 |
| Total Assets | $ | 228,187 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

**LIABILITIES**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 61,369 |
| Accrued vacation & sick | | 14,796 |
| Accrued payroll taxes | | 1,675 |
| Subordinated Loan and Secured Demand Note | | 35,000 |
| Leases Payable | | |
| Total Right-of-Use lease liability | | 6,338 |
| Total Liabilities | | 119,178 |

**STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| Capital stock - no par value, 200,000 shares authorized; | | |
| 115,000 shares issued and outstanding | $ | 30,000 |
| Paid-in capital | | 385,540 |
| Accumulated deficit | | (306,531) |
| Total Stockholders' Equity | | 109,009 |
| Total Liabilities and Stockholders' Equity | $ | 228,187 |

The accompanying notes are an integral part of these financial statements.

2

# SELKIRK INVESTMENTS, INC.
## Statement of Operations
## Year Ended June 30, 2025

| | | |
|---|---|---:|
| **REVENUES** | | |
| Commissions (net of trading charges) | $ | 734,899 |
| Interest | | 1,161 |
| Total Revenue | | 736,060 |
| | | |
| **EXPENSES** | | |
| Commissions | $ | 397,507 |
| Employee compensation and benefits | | 153,783 |
| Occupancy and equipment rental | | 42,703 |
| Taxes | | 38,415 |
| Communications | | 1,335 |
| Other operating expenses | | 105,248 |
| Total Expenses | | 738,991 |
| | | |
| **LOSS BEFORE TAXES** | $ | (2,931) |
| | | |
| **FEDERAL INCOME TAXES** | | (1,794) |
| | | |
| **NET LOSS** | $ | (4,725) |
| | | |
| Loss per share, basic and diluted | $ | (0.04) |
| | | |
| Weighted average common shares outstanding, basic and diluted | | 115,000 |

The accompanying notes are an integral part of these financial statements.

## SELKIRK INVESTMENTS, INC.
### Statement of Changes in Stockholder's Equity
### Year Ended June 30, 2025

| | Common Stock | Paid-in Capital | Retained Earnings (Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| **BALANCE, BEGINNING OF YEAR** | $ 30,000 | $ 385,540 | $ (301,806) | $ 113,734 |
| **ADD (DEDUCT):** | | | | |
| Net Loss | - | - | (4,725) | (4,725) |
| **BALANCE, END OF YEAR** | $ 30,000 | $ 385,540 | $ (306,531) | $ 109,009 |

The accompanying notes are an integral part of these financial statements.

4

# Selkirk Investments, Inc.
## Statement of Changes in Liabilities Subordinated
## to Claims of General Creditors
## June 30, 2025

| | | |
|---|---|---:|
| Balance, beginning of period - July 1, 2024: | $ | 35,000 |
| Increases | | 0 |
| (Decreases) | | 0 |
| Balance, end of period - June 30, 2025: | $ | 35,000 |

The accompanying notes are an integral part of these financial statements.

# SELKIRK INVESTMENTS, INC.
## Statement of Cash Flows
### Year Ended June 30, 2025

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (4,725) |
| Adjustments to reconcile net loss to net cash | | |
| used in operating activities: | | |
| Amortization | | 3,384 |
| | | |
| Change in: | | |
| Accounts receivable | | 5,988 |
| Deposit w/ Clearing Broker | | (608) |
| Deposit w/ FINRA | | (185) |
| Owner advances | | (356) |
| Accounts payable and accrued liabilities | | (4,365) |
| Net change in right of use asset and liability | | (1,987) |
| Net cash used in operating activities | $ | (2,854) |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Loan from Officer | | 20,000 |
| Cash provided by financing activities | $ | 20,000 |
| | | |
| **NET INCREASE IN CASH AND CASH EQUIVALANTS** | $ | 17,146 |
| | | |
| **CASH AND CASH EQUIVALENTS BEGINNING OF YEAR** | $ | 56,392 |
| | | |
| **CASH AND CASH EQUIVALENTS END OF YEAR** | $ | 73,538 |

The accompanying notes are an integral part of these financial statements.

# SELKIRK INVESTMENTS, INC.
## Notes to Financial Statements
### June 30, 2025

## NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. ("Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Accounting Method
The Company's financial statements are prepared using generally accepted accounting principles in the United States and the accrual method of accounting as required by FINRA and the SEC.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Compensated Absences

Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. On June 30, 2025, a total of $14,796 had been accrued for future compensated absences, and is included in employee compensation and benefits on the Statement of Operations.

### Furniture and Equipment

Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $40 per month. The operating lease is renews annually.

### Earnings (losses) per share

Basic and diluted earnings (losses) per share are presented in accordance with FASB ASC Topic 260 – Earnings per Share and are calculated on the basis of the weighted average number of common shares outstanding during the period. Basic earnings per share include no dilution and are computed by dividing net income available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share calculations include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share, ($.04) as of June 30, 2025, are the same due to the absence of common stock equivalents.

### Commission Revenue and Related Expenses

The Company adheres to ASU 2014-9 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, ASC 606). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring goods or services to a customer. The services that fall within the scope of ASC 606 include mutual fund, brokerage commissions, and insurance and annuity.

Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions on a trade date basis. There is no significant difference between the trade date and the settlement date basis.

Commission and fee revenue for the year-end June 30, 2025, is composed of the following:

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

| | |
|---|---|
| Mutual Fund Distribution Fee: | $2,189 |
| Insurance and Annuity Distribution Fees: | 29,462 |
| Municipal 529 Distribution Fees: | 450 |
| Brokerage Commissions: | 661,512 |
| Client Fees: | 41,286 |
| | $734,899 |

Total commission expense recorded for the year ended June 30, 2025, was $397,507 which includes all commissions paid to the Company's securities representatives and is included on the Statement of Operations.

### Receivables
Receivables at June 30, 2025, consist of commissions due from insurance brokers, mutual funds, municipal 529 plans and our clearing firm. Management has determined that an allowance for doubtful receivables is not necessarily based on a review of historical losses, of which there were none. Receivables on July 1, 2024, were $61,611.

### Income Taxes
Federal income taxes are calculated in accordance with ASC Topic 740 – *Income Taxes* and have been computed at statutory rates. See Notes 5 and 6. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

### Fair Value of Financial Instruments
The Company's financial instruments as defined by Topic 820 – Fair Value Measurements and Disclosures include cash, accounts receivable, accounts payable, and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value on June 30, 2025.

### Fair Value of Investments
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included in Level 1) that are observable for the assets or liabilities, either directly or indirectly.

Level 3: Unobservable inputs for assets or liabilities and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company had no investments as of June 30, 2025.

### Anti-Money Laundering

The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting to comply with the Company policy.

### Intangible Asset

The Company purchased from a former owner his book of client's ownership interest in Empire Financial Group during the year ended June 30, 2021. This purchase was subject to impairment, which management estimates over a 15-year period. As of June 30, 2025, the intangible asset is as follows:

| | |
|---|---|
| Intangible asset – purchase agreement | $50,797 |
| Accumulated amortization and impairment | (14,333) |
| | $36,464 |

### Leases

The Company recognizes and measures it leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space and telephones. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct cost, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of the lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

New Accounting Standards
The Company is evaluating new accounting standards and will implement as required.

## NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Broker-dealer commissions are generated when the Company buys and sells securities on behalf of its customers and clients. The Company is paid commissions net of related clearing expenses recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer and client). The Company's performance obligation is satisfied on the trade date, as that is when the underlying financial instrument or purchaser is identified as well as when the risk and awards of ownership are transferred to or from the customer and client. The Company charges additional flat or percentage based fees through its clearing firm for service charges and is included in client fees on Note 2.

Mutual Fund, Insurance, Municipal 529 plans and Annuity distribution fees are calculated based on a fixed rate multiplied by net asset value of the fund or account value of an insurance annuity contract. The performance obligation is recognized over time as the services are provided typically sales and marketing of the mutual fund or insurance and annuity policy. These fees are meant to cover distribution costs, which are marketing and selling fund shares or issuance and annuity policies.

## NOTE 4 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio aggregated indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). On June 30, 2025, Selkirk had a net capital of $103,722 which is $53,722 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was 0.754 to 1. Selkirk is exempt from SEC Rule 15c3-3, computation for determination of reserve requirement and information relating to the

### NOTE 4 – NET CAPITAL REQUIREMENT (continued)

possession or control requirement because it does not carry security accounts for customers or perform custodial functions relating to customers' securities.

### NOTE 5 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with ASC Topic 740 *Income Taxes* and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis. All taxes are filed under Washington State tax jurisdiction along with all federal taxes. Subsequently, the last three years of tax returns dating back to 2022 are open for examination. The current tax provision shown on the Company's statement of operations represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and ASC Topic 980 Regulated Operations, the Company has a tax liability for the fiscal year ended June 30, 2025, of $1,794 (See Notes 2 and 6). This estimated income tax liability will be offset against a net operating loss carried forward at the consolidated federal tax filing of Selkirk's parent company, EFGI.

The Company has a tax net operating loss on June 30, 2025, of $63,467, which management believes will not be realized. In recognition of this risk, the Company has a valuation allowance of $13,328 on the deferred tax asset related to this Federal NOL carryforward. If or when recognized, the tax benefit related to any reversal of the valuation allowance on deferred tax assets as of June 30, 2025, will be accounted for as a reduction of income tax expense and recorded as an increase in equity.

The Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained. If the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a tax return, the Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions from which a provision or liability for income taxes is necessary.

Liability to the parent from income taxes for June 30, 2025, which has been offset by the net operating loss carryforward, consists of the following:

|  | Federal |
|---|---|
| Current | $ 1,794 |
| Deferred | -- |
| Total | $ 1,794 |

### NOTE 5 - FEDERAL INCOME TAX (continued)

The difference between the current tax provision and the expected amount based on the current Federal tax rate of 21% is permanent differences for ½ meals and entertainment and life insurance.

### NOTE 6 – RELATED PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 7. During the year ended June 30, 2025, these lease payments totaled $523.

During the year, $61,326 in personal expenses of an officer of the Company who is also the 100% owner of its parent were paid by the Company with $3,506 remaining receivable from the officer as of June 30, 2025, presented on the Statement of Financial Condition. The receivable as of June 30, 2024, was $3,150.

During the year ended June 30, 2025, commissions of $385,384 were paid to this officer and presented on the Statement of Operations as Commissions expense.

As of June 30, 2025, Selkirk owed $20,000 to this officer of the Company and his spouse under a secured demand note agreement, which is collateralized by a demand deposit in the same amount.

Interest is payable quarterly to the officer and spouse at 5% annually. Through the end of the year, the unpaid interest accrued and owed amounted to $11, and the total interest paid was $1,000. The repayment of the borrowings under the secured demand note agreement originally dated June 26, 2014, and last amended effective June 26, 2017, were automatically extended to June 26, 2026.

As of June 30, 2025, Selkirk owed $15,000 to this officer of the Company under a subordinated loan agreement, which is collateralized by a demand deposit in the same amount. Interest is payable quarterly to the officer at 5% annually. Through the end of the year, the unpaid interest accrued and owed to the officer amounted to $125 and the total interest paid to the officer was $750. The repayment of the borrowings under the subordinated loan agreement originally dated February 9, 2018, was automatically extended to February 9, 2027.

The secured demand note and the subordinated loan agreement both allow the lender to cancel, with notice, the automatic renewal provision. They are covered by subordination agreements approved by FINRA and are thus available in computing net capital under the SEC's uniform net capital rule.

Selkirk is part of a consolidated federal tax filing by its Parent, EFGI. See Notes 2 and 5.

## NOTE 7 – OPERATING LEASE AGREEMENTS

Selkirk leases furniture and fixtures, a postage machine, telephones and a copier under short-term operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2025, were $523, $379, $1,735 and $2,925, respectively.

The lease for furniture and fixtures is an annual lease with its Parent, as described in Note 6, which is in effect until November 2025. Expenses for this lease was $523 for the year ending June 30, 2025.

In July 2024, the Company leased a postage machine, which is in effect until June 2025. Expenses for this lease was $379 for the year ending June 30, 2025.

The Company leased telephone equipment which was in effect until August, 2024 and is automatically renewable on a monthly basis unless you give a 60-day notice in which the Company did not give notice. The expenses for the year ending June 30, 2025 was $1,735.

The Company leased a copier which is in effect until July 2023 and is automatically renewable for a one-year period unless you give a 60-day notice in which the Company did not give notice. Expenses for this lease was $2,925 for the year ending June 30, 2025.

## NOTE 8– LEASE COMMITMENTS

The Company's long-term operating lease agreements cover office space and telephones. The Company's leases are predominantly operating leases, which are included in operating lease assets and operating lease liabilities on the Company's statement of financial condition. The Company's current lease arrangement expires in 2025. The Company, has decided to renew the lease on a year to year basis starting September 2025 therefore renewal is not considered in the lease term or the right-of-use asset and the lease liability balances because it will then be considered an operating lease.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The

## NOTE 8– LEASE COMMITMENTS (continued)

Company used the incremental borrowing rate to determine the commencement date net present value of the lease. The Company's lease agreements generally do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates the company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for the net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition.

The components of lease cost for the year ended June 30, 2025, are as follows:

| | |
|---|---|
| Operating lease cost | $38,221 |

Amounts reported in the statement of financial condition as of June 30, 2025, were as follows:

| | |
|---|---|
| Operating lease right-of-use (ROU) asset | $5,976 |
| Operating lease liability | $6,338 |

Other information related to leases as of June 30, 2025, is as follows:

| | |
|---|---|
| Weighted average remaining lease term | 1 years |
| Weighted average discount rate | .42% |

Maturities of lease liabilities under noncancelable operating leases as of June 30, 2025, are as follows:

| | |
|---|---|
| Year ending June 30, 2026 | $ 6,365 |
| | $6,365 |
| Less Discounts | (27) |
| ROU Liability | $ 6,338 |

## NOTE 9 – HILLTOP DEPOSIT ACCOUNT

The Company maintains a deposit account with Hilltop Securities for the purpose of guaranteeing funds available for trading activity. The balance on June 30, 2025, in this account, is $52,763.

## NOTE 10 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT

Selkirk Investments, Inc. maintains a central registration depository account (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account. As of June 30, 2025, the CRD account had a balance of $317.

## NOTE 11 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of the financial condition of the Company as of June 30, 2025, is available for examination and copying at Selkirk's offices and at the commission's website, www.sec.gov/Edgar.

## NOTE 12 – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

## NOTE 13 – SUBSEQUENT EVENTS

As of August 29th, 2025, the date the financial statements were available to be issued, management has evaluated events occurring subsequent to the date of the financial statements and there were no events that would require disclosure and/or any adjustments to the financial statements.

### NOTE 14 – GOING CONCERN

As of June 30, 2025, the Company had retained deficits of $306,531, which is included in the Statement of Changes in Stockholder's Equity as well as net loss on its Statement of Operations. However, the financial statements have been prepared on a going concern basis as the holding company and its owner has pledged its continuing support for a minimum of 12 months from the date of issuing these financial statements so that the firm will be able to meet current obligations and net capital requirements.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Selkirk Investments, Inc.

We have reviewed management's statements, included in the accompanying Selkirk Investments, Inc.'s Annual Exemption Report, in which Selkirk Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Selkirk Investments, Inc. claimed an exemption from both 17 C.F.R. §240.15c3-3: (k)(2)(ii), and Footnote 74 of the SEC Release No. 34-70073 (the "exemption provisions") and (2) Selkirk Investments, Inc. stated that Selkirk Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

In addition, Selkirk Investments, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

Selkirk Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Selkirk Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
August 29, 2025

goldman & COMPANY, CPA'S

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

# SELKIRK INVESTMENTS, INC.
## Exemption Report

Selkirk Investments (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ending June 30, 2025, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-7003 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers: and (3) did not carry PAB accounts ( as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Selkirk Investments, Inc.

I Robert B. Clark, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

Date: ___7/7/25___

19

# SELKIRK INVESTMENTS, INC.
## Computation of Net Capital Under Rule 15 C3-1
### June 30, 2025

**NET CAPITAL:**

| | | |
|---|---|---:|
| Total stockholders' equity | $ | 109,009 |
| Liabilities subordinated to claims of general creditors allowable | | 35,000 |
| Non-allowable receivable | | (3,823) |
| Non-allowable fixed asset and Excess ROU asset | | (36,464) |
| **NET CAPITAL AT JUNE 30, 2025** | $ | 103,722 |

**AGGREGATE INDEBTEDNESS:**

| | | |
|---|---|---:|
| Total liabilities | $ | 78,202 |
| **TOTAL AGGREGATE INDEBTEDNESS** | $ | 78,202 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:**

| | | |
|---|---|---:|
| Net capital | $ | 103,722 |
| Less: minimum net capital required | | (50,000) |
| Net capital in excess of minimum requirement | $ | 53,722 |

| | |
|---|---:|
| **PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 75.40% |

**PERCENTAGE OF DEBT TO DEBT-EQUITY COMPUTED**
**IN ACCORDANCE WITH RULE 15C-3-1(D)**     13.89%

**RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED**
**IN PART II OF FORM X-17 A-5 AS OF JUNE 30, 2025**

The accompanying notes are an integral part of these financial statements.

goldman & COMPANY, CPAS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of
Selkirk Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Selkirk Investments, Inc. and the SIPC, solely to assist you and SIPC in evaluating Selkirk Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2025.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2025, **noting no differences;**
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, **noting no differences;**
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, **noting trivial differences;** and
5) Compared the amount of any overpayment (if any) applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. **None noted.**

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Selkirk Investments, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
August 29, 2025

# Selkirk Investments, Inc.
## General Assesment Reconciliation
## Pursuant to Form SIPC-7
## June 30, 2025

| | | |
|---|---|---|
| General Assessment per Form SIPC - 7 | $ | 1048 |
| Less payments made with Form SIPC-6 | | (532) |
| Assessment Balance Due | $ | 516 |

See Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

# Selkirk Investments, Inc.
## Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
### June 30, 2025

**AGGREGATE INDEBTEDNESS:**

| | | |
|---|---|---|
| Aggregate indebtedness as reported by registrant | $ | 78,202 |
| Net audit adjustments: | | |
| Aggregate indebtedness as computed on page 20 | $ | 78,202 |

**NET CAPITAL:**

| | | |
|---|---|---|
| Net capital as reported by registrant | $ | 103,723 |
| Net audit adjustments: | | |
| Net capital as computed on page 20 | $ | 103,723 |
| | | |
| Debt to Equity | | 13.89% |

The accompanying notes are an integral part of these financial statements.

23